13014745

KW 3/22

SEC Mail Processing Section

MAR 18 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/27

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

Jane F. Jette
Signature

Director, Accounting
Title

Kerri C. Sullivan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 15, 2013

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	23,863,219
Receivable from affiliates		180,843
Federal tax receivable - Affiliate		1,484,348
Deferred federal tax asset - Affiliate		565,202
Deferred state tax asset - Affiliate		34,447
TOTAL ASSETS	$	26,128,059
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Restructuring	$	374,787
Accrued expenses		1,263,331
State tax payable - Affiliate		1,254,674
Payable to affiliates		340,370
Miscellaneous liabilities		1,180
Total liabilities		3,234,342
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(290,000,145)
Total stockholder's equity		22,893,717
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	26,128,059

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

INCOME:	
Distribution fee income	$ 11,293,128
Investment income	62,353
Total income	11,355,481
EXPENSES:	
Salary and related employee expenses	1,976,000
Restructuring expenses (Note 6)	(173,353)
Marketing support	9,996,036
Rent	(154,552)
Travel expenses	14,628
Service fees	2,190,816
Telephone	115,672
Other operating expenses	1,180,647
Total expenses	15,145,894
LOSS BEFORE INCOME TAX EXPENSE	(3,790,413)
INCOME TAX EXPENSE (Note 7)	910,106
NET LOSS	$ (4,700,519)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2012	4,005	$ 400,500	$ 312,493,362	$ (285,299,626)	$ 27,594,236
Net loss				(4,700,519)	(4,700,519)
BALANCE - December 31, 2012	4,005	$ 400,500	$ 312,493,362	$ (290,000,145)	$ 22,893,717

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(4,700,519)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred federal tax expense		7,620,031
Deferred state tax expense		385,846
Changes in assets and liabilities:		
Receivable from affiliates		1,247,237
State tax payable/receivable - Affiliate		1,605,821
Prepaid expenses		26,782
Restructuring		(30,214,783)
Accrued expenses		(10,782,082)
Payable to affiliates		(674,227)
Federal tax payable/receivable - Affiliate		(8,505,264)
Miscellaneous liabilities		269
Net cash used in operating activities		(43,990,889)
CASH FLOW FROM FINANCING ACTIVITIES:		
Decrease in bank overdraft		(3,505,328)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(47,496,217)
CASH AND CASH EQUIVALENTS - Beginning of year		71,359,436
CASH AND CASH EQUIVALENTS - End of year	$	23,863,219
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded - Affiliate	$	92,101
State income tax refunded - Affiliate	$	288,527

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "Parent"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and certain insurance products issued by Sun Life Assurance Company of Canada ("Sun Canada"), Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), all affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

On December 12, 2011, Sun Life Financial, Inc. ("SLF") announced the completion of a major strategic review of its business. As a result of this strategic review, SLF announced that it would close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Therefore, effective December 31, 2011, the Company no longer distributed the annuity and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY). The Company continues to receive distribution fees for additional sales to existing customers on certain in force blocks of business. During the year ended December 31, 2012, the Company terminated or transferred to an affiliate company all of its marketing support agreements with retail broker/dealer firms, financial institutions and insurance producers.

On December 17, 2012, Sun Life Financial ("SLF") announced the execution of a definitive agreement to sell its domestic U.S. in force annuities business and certain life insurance businesses, inclusive of Sun Life (U.S.) and Sun Life (NY), to Delaware Life Holdings, LLC. Upon closing, the Company would no longer receive distribution fees on these in force blocks of business. The transaction is expected to close by the end of the second quarter for 2013, subject to regulatory approvals and customary closing conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2012, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses — Annuity and insurance products are sold through appropriately licensed broker/dealer firms, financial institutions and insurance producers (collectively, "**Retail Brokerage Firms**"). The Company has entered into Wholesaling Agreements with Sun Canada, Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

return for a distribution fee based on the type of product sold and the principal amount of each transaction. The costs associated with the terminations of the marketing support agreements with Retail Brokerage Firms are recorded as marketing support expenses and the subsequent reimbursement from Sun Life (U.S.) is recorded as distribution fee income in the statement of operations.

Investment income relates to interest earned on the Company's investment in a money market fund.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates.

The Company has an administrative services agreement with an affiliate company under which the Company has agreed to pay fees for services provided. Included in service fees, for the year ended December 31, 2012, is $1,704,286 relating to the administrative service agreement. On December 31, 2012 the Company transferred its remaining payroll liability of $1,807,265 to an affiliate, Sun Life Financial (U.S.) Services Company, Inc. ("Sun Life Services"), an affiliate of the Company and Sun Life (U.S), in exchange for a cash payment in the amount of the liability.

Sun Share Unit Plan — In December 2010, the SLF, Inc. Board of Directors approved the Sun Share Unit ("**Sun Shares**") plan which replaced the Restricted Share Unit ("**RSU**") and Performance Share Unit ("**PSU**") plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the Toronto Stock Exchange ("**TSX**") on the five trading days immediately prior to date of the grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if specified threshold performance targets are met. The plan provides for an enhanced payout if superior levels of performance are achieved to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company recovered expenses of $105,833 and had current year redemptions of $193,667 relating to the Sun Shares Unit plan for the year ended December 31, 2012.

RSU Plan — As noted previously, the Sun Share plan has replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of

3. RELATED-PARTY TRANSACTIONS (CONTINUED)

additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company recovered expenses of $339,457 and had current year redemptions of $1,725,545 relating to this plan for the year ended December 31, 2012.

Plan/Incentive Share Unit Plan — As noted previously, the Sun Share plan has replaced the PSU plan for new awards granted effective in 2011. Grants under the Incentive Share Unit (**"ISU"**) plan will continue. Under these arrangements, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless specified threshold performance targets are met. The plans provide for an enhanced payout if superior levels of performance are achieved to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company recovered expenses of $331,387 and had current year redemptions of $60,103 related to this plan for year ended December 31, 2012.

4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During the year ended December 31, 2012, there were no changes to either the Company's valuation techniques or the related inputs.

4. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The Company has cash equivalents of $23,706,060 measured at fair value on a recurring basis as of December 31, 2012. Cash equivalents is considered a Level 1 fair value asset due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2012.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2012, the Company did not have any transfers between levels.

5. RETIREMENT PLANS

Effective as of the close of business on December 31, 2009, Sun Life Services replaced Sun Life (U.S) as the sponsor of the Savings and Investment Plan and Other Post-Retirement Benefit Plans described below. The transfer did not change the benefits of the retirement plans or the Company's obligations there under.

Savings & Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life Services consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "401(k) Account") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "RIA"). The Company contributes a percentage of each participant's eligible compensation for each applicable plan year.

The Company's portion of the Savings and Investment Plan consisted of forfeitures of $188,455 for the year ended December 31, 2012.

6. RESTRUCTURING

On December 12, 2011, SLF, the Company's ultimate parent, announced a restructuring its US operations. As a result, the US domestic variable annuity and individual life products were closed to new sales effective December 30, 2011. Therefore, effective December 31, 2011 the Company no longer distributes the annuity and insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

For the year ended December 31, 2012, the Company recorded a recovery of restructuring costs of $173,353. Restructuring costs are recognized when there is a detailed plan that identifies the business and locations impacted and the number of employees who will receive termination benefits, as well as the expenditures to be made and when the plan will be implemented. The provision for the restructuring includes the Company's best estimate of the expenditures that will be required to settle its obligations under the plan and includes only costs that are result of the restructuring and not associated with the Company's ongoing activities.

Changes to the restructuring charge in 2012 resulted from adjustment to previously accrued amounts and additional expenses incurred for items that were not identified when the original accrual was recorded. For the year ended December 31, 2012, the change in the restructuring costs have been reported as restructuring expenses in the statement of operations and consisted of the following:

	2012 Expense	Prior Year Expense	Cumulative Restructuring Expense
Employee termination benefits	$(495,859)	$28,199,653	$27,703,794
Lease termination costs	10,190	5,895,169	5,905,359
Other	312,316	573,309	885,625
Write-off on fixed and intangible assets	-	3,453,550	3,453,550
Total Restructuring Costs	$(173,353)	$38,121,681	$37,948,328

At December 31, 2012 the remaining restructuring liability was $374,787 and is included with liabilities on the statement of financial condition. Following is a roll forward of the restructuring liability from December 31, 2011 to December 31, 2012. The Company expects to pay the remaining liability in 2013 and does not expect to incur any additional restructuring expense related to this transaction.

Restructuring liability balance at December 31, 2011	$30,589,570
Cash payments	(30, 041,430)
Additional expense	322,506
Reduction in prior year accruals	(495,859)
Restructuring liability balance at December 31, 2012	$ 374,787

The remaining restructuring balance as of December 31, 2012 consists of lease termination costs.

7. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits (**"UTBs"**) in other operating expenses on the statement of operations for the year ended December, 31, 2012.

The Massachusetts Department of Revenue ("MA DOR") audited the 2009 tax year for the combined return. As the result of the audit, MA DOR allocated additional revenue to the Company as compensation for services rendered to insurance affiliates, which resulted in a $2,055,146 increase in aggregate tax liability for the combined group. A Notice of Intent to Assess ("NIA") was issued on October 19, 2012 for this liability with interest of $281,396 and a penalty of $595,992. The Company is in the process of appealing this assessment but recorded the liability, and associated interest and penalties, as of December 31, 2012.

The Company has several strong arguments against the revenue adjustment proposed by MA DOR, some of which are: the financial services industry, as a whole, has experienced significant turmoil beginning in 2007, which resulted in Sun Life's variable annuity business experiencing a significant financial loss. This loss ultimately led to the close of Sun Life's annuity business to new sales in December 2011. As the distributor of this line of business, the Company was equally impacted by the decrease in new sales while having to maintain the fixed costs, which resulted in net operating losses for consecutive years since 2007. As a result of closing the variable annuity business, the Company no longer distributes the annuities and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY) effective December 31, 2011. The Company operates under executed intercompany agreements with Sun Life (U.S.) and Sun Life (NY) to be compensated for the distribution of the annuity products. The intercompany agreements were reviewed and approved by DE and NY state insurance commissioners. Due to the above facts, the Company believes that it is more likely than not that it will prevail in the appeals process and therefore has not recorded a liability for unrecognized tax benefits for this item for any tax years subsequent to 2009.

7. INCOME TAXES (CONTINUED)

The Internal Revenue Service ("**IRS**") is currently auditing the 2007, 2008 and 2009 tax years for the consolidated return and the 2003 through 2006 tax years for the consolidated return are still in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31, 2012 is as follows:

		2012
Current tax expense (benefit):		
Federal	$	(8,413,162)
State		1,317,391
Total current tax (benefit)		(7,095,771)
Deferred tax expense:		
Federal		7,620,031
State		385,846
Total deferred tax expense		8,005,877
Total tax expense	$	910,106

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2012 as follows:

		2012
Expected tax benefit at U.S. statutory rate	$	(1,326,644)
Permanent adjustments:		
Nondeductible expenses		215,055
State tax income benefit (net of federal impact)		(228,740)
Provision to return adjustment and other		195,289
2009 MA Audit Assessment per NIA		2,055,146
Total income tax expense	$	910,106

7. INCOME TAXES (CONTINUED)

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31, 2012 were as follows:

	2012
Deferred tax asset:	
Severance	299,164
Other	300,485
Total deferred tax asset	$ 599,649

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2012 was $20,154,756 which was greater than the required net capital of $215,623 by $19,939,133. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

9. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

11. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2012 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

		2012
CAPITAL:		
Stockholder's equity	$	22,893,717
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		180,843
Federal tax receivable – Affiliate		1,484,348
Deferred federal tax asset – Affiliate		565,202
Deferred state tax asset – Affiliate		34,447
Total deductions		2,264,840
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		20,628,877
HAIRCUTS ON SECURITIES POSITIONS		(474,121)
NET CAPITAL	$	20,154,756
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	3,234,342
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	215,623
EXCESS NET CAPITAL	$	19,939,133
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.16

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited FOCUS report as of December 31, 2012, filed on March 15, 2013.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

March 15, 2013

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2012 (on which we issued our report dated March 15, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP